EXHIBIT 20.1


                       NUTRITIONAL SOURCING CORPORATION
                               (THE "COMPANY")

          UPDATE TO THE "CAPITALIZATION" AND "CERTAIN RECENT EVENTS" SECTIONS (PAGES 12, 13, AND 14) OF THE INVITATION DATED MAY 17, 2005


                               CAPITALIZATION

      The following table sets forth the unaudited historical consolidated capitalization of the Company and unaudited pro forma consolidated capitalization of the Company as of May 14, 2005. The unaudited pro forma consolidated capitalization has been adjusted to reflect (i) borrowings under the Senior Credit Facility to finance the Invitation and (ii) the effectiveness of the Invitation assuming a clearing price of $830 per Note and the purchase of Notes with an aggregate principal amount of $38,000,000. The capitalization information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company incorporated herein by reference (dollars in thousands).

                                                       As of May 14, 2005
                                                   --------------------------
                                                     Actual       Pro forma
                                                   ------------ --------------
Short-term debt:
      Current maturities (1). . . . . . . . . . .  $    18,928  $    21,856

Long-term debt:
      Existing notes (2). . . . . . . . . . . . .       75,699       37,699
      Term Loans. . . . . . . . . . . . . . . . .       43,573       74,619
Capital lease obligations, net of current portion        9,650        9,650
                                                   ------------ -------------
  Total long-term debt, net of current portion. .      128,922      121,968
                                                   ------------ -------------
  Total debt. . . . . . . . . . . . . . . . . . .      147,850      143,824

Total Stockholder's equity (3). . . . . . . . . .      (74,049)     (68,741)
                                                   ------------ -------------
Total capitalization. . . . . . . . . . . . . . .  $    73,801  $    75,084
                                                   ============ =============

________________
(1) Actual includes $13,409 of revolver payable, $4,982 of the current portion of term loans and $537 of the current portion of long-term lease obligations.

(2)  Reflects $38,000 principal amount of Notes tendered.

(3) Pro forma stockholder's equity includes the tax affected impact of a $5,308 gain, net of expenses, in connection with the Invitation on the assumptions set forth above.


                             CERTAIN RECENT EVENTS

     The Company's most recent fiscal year ended on October 30, 2004 and its related annual report on Form 10-K which was filed with the Securities and Exchange Commission (the "SEC") on December 23, 2004 is incorporated herein by reference. The first quarter of the current fiscal year, which ends on October 29, 2005, ended on February 19, 2005 and its related quarterly report on Form 10-Q which was filed with the SEC on April 5, 2005 is also incorporated herein by reference. The Company's second quarter of the current fiscal year ended on May 14, 2005. Since the Company has not yet filed its quarterly report on Form 10-Q for the second quarter, management is presenting the unaudited operating information below.


                                                    Unaudited
                                             (dollars in thousands)
                                       --------------------------------------
                                                 28 Weeks Ended...
                                       --------------------------------------
                                         May 14, 2005         May 15, 2004
                                       -----------------    -----------------
Net Sales                              $296,445  100.00%    $298,834  100.00%
Cost of goods sold                      199,451   67.28%     201,357   67.38%
                                       ---------            ---------
   GROSS PROFIT                         $96,994   32.72%     $97,477   32.62%

OPERATING EXPENSES
Selling, general and administrative
 expenses                                82,644   27.88%      80,770   27.03%
Gain on lease amendments                   (875)  -0.30%        (400)  -0.13%
Depreciation and amortization             9,891    3.34%      10,435    3.49%
                                       ---------            ---------
     OPERATING PROFIT                    $5,334    1.80%      $6,672    2.23%

Interest expense, net of interest
 income                                   8,014    2.70%       8,323    2.79%
Gain from early extinguishment of debt   (2,718)  -0.92%           -    0.00%
                                       ---------            ---------
     INCOME (LOSS) BEFORE TAXES              38    0.01%      (1,651)  -0.55%

Income tax expense                                                96
                                       ---------            ---------
     NET INCOME (LOSS)                      $38              $(1,747)
                                       =========            =========













Sales comparisons (dollars in millions)
                                                       28 weeks ended
                                                -----------------------------
                                                05/14/05   05/15/04   %Change
                                                --------   --------   -------
Total Sales                                       $296.4     $298.8    -0.80%
Total same store sales                            $295.4     $295.5    -0.03%

Retail food division
     Total sales                                  $276.1     $276.6    -0.18%
     Same store sales                             $275.1     $273.4     0.62%

In-home movies and games entertainment
  division
     Total sales                                   $20.3      $22.2    -8.56%
     Same store sales                              $20.3      $22.1    -8.14%

                                     13

      Cash at May 14, 2005 was $1,836. After giving effect to cash borrowings of $13,409 and outstanding stand-by letters of credit of $2,400, all at May 14, 2005, availability under the revolving credit facility was $5,896.


PUERTO RICO TAXES:

      In NOTE 7 - INCOME TAXES - to the Company's consolidated financial statements included in its annual report to the SEC on Form 10-K for the 52 weeks ended October 30, 2004 the Company disclosed that the Treasury Department of the Government of Puerto Rico is auditing the Company's operating subsidiaries' tax years that ended January 1999 and 2000 for compliance with the various income tax and excise tax laws of the Commonwealth of Puerto Rico. At that time the Treasury Department had asserted, preliminarily, the disallowance of certain deductions and the assessment of certain excise taxes that would, if sustained, result in charging the subsidiaries a total of $6,600 in a combination of additional taxes and related interest. Since that time the Treasury Department of Puerto Rico has updated its preliminary findings to disallow the deferral of certain income associated with the insurance proceeds the subsidiaries received as a result of a hurricane that damaged many of the operating subsidiaries' locations. Consequently, the Treasury Department of Puerto is currently asserting disallowances and additional assessments that would, if sustained, result in charging the subsidiaries additional taxes and interest totaling approximately $12,813.

      The Company believes it has complied with the various tax laws and regulations involved and the likelihood of paying these additional taxes and related interest is remote. However, the ultimate outcome and any related amount due are not determinable at this time. Consequently, no provision for this preliminary assertion has been made in the accompanying unaudited operating information.